Exhibit 16.1

March 28, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549-7561

Re:	Revolutionary Concepts, Inc. File No. 333-151177

Commissioners:

We have read Item 4.01 of Form 8-K dated March 28, 2010, of China Revolutionary Concepts, Inc. and are in agreement with the statements contained therein insofar as they relate to our resignation and our audit for the fiscal years ended December 31, 2008 and 2007 and our reviews of interim financial statements.  We are not in a position to agree or disagree with the statements contained therein in Item 4.01 regarding the engagement of another independent registered public accounting firm or the approval of such engagement by the Board of Directors of the registrant.

/s/Gregory Lamb
Gregory Lamb, CPA